FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

07022824

11 APR 2007

Securities and Exchange Comı
Office of International Corpor:
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith copy of an announcement dated 4 April 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
APR 26 2007
THOMSON FINANCIAL

RECEIVED
2007 APR 23 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 4/24

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

- **Turnover grew by 21% to HK$65.4 bn and earnings rose by 25% to HK$2,776 m, both are new highs**
- **Underlying net profit was up 30% to HK$1,845 m with strong organic growth across most of our operations**
- **Final dividend of HK$0.26 proposed, bringing the full year dividend to HK$1.4, a 2.7 times increase from last year**

FINANCIAL HIGHLIGHTS

	2006 HK$ million	2005 HK$ million (Restated)[3]
Turnover	65,437	53,891
Profit before taxation	3,969	3,175
Profit attributable to shareholders of the Company	2,776	2,220
Basic earnings per share[1]	HK$1.19	HK$1.02
Dividend per share		
– interim	HK$0.14	HK$0.13
– final	HK$0.26	HK$0.25
	HK$0.40	HK$0.38
– special interim	HK$1.00	–

	At 31 December 2006 HK$ million	At 31 December 2005 HK$ million (Restated)[3]
Equity attributable to shareholders of the Company	19,141	18,196
Minority interests	5,824	4,747
Total equity	24,965	22,943
Consolidated net borrowings	1,781	3,283
Gearing ratio[2]	7.1%	14.3%
Current ratio	1.08	1.12
Net assets per share:		
Book value	HK$8.12	HK$8.15

Notes:

1. Basic earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year.
2. Gearing ratio represents the ratio of consolidated net borrowings to total equity.
3. The Group has changed its accounting policy on jointly controlled entities to proportionate consolidation for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2005 comparative figures are restated accordingly. However, the change in accounting policy would not have any impact on the

ANALYSIS OF TURNOVER AND PROFIT

	Turnover 2006 HK$ million	Turnover 2005 HK$ million (Restated)	Profit Attributable to Shareholders ("PAS") 2006 HK$ million	PAS 2005 HK$ million	PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments (Note 4) 2006 HK$ million	(Note 4) 2005 HK$ million
Core Businesses						
– Retail	20,418	16,202	217	107	203	90
– Beverage	9,455	6,855	174	136	174	136
– Food Processing and Distribution	6,092	5,624	435	414	435	355
– Textile	4,453	4,291	61	81	59	78
– Investment Property	349	299	647	690	215	182
Subtotal	40,767	33,271	1,534	1,428	1,086	841
Other Businesses						
– Petroleum and Related Products Distribution	25,100	20,847	1,002	624	519	411
– Investment and Others	–	–	421	356	421	356
Subtotal	25,100	20,847	1,423	980	940	767
	65,867	54,118	2,957	2,408	2,026	1,608
Elimination of inter-segment transactions	(430)	(227)	–	–	–	–
Net corporate interest and expenses	–	–	(181)	(188)	(181)	(188)
Total	65,437	53,891	2,776	2,220	1,845	1,420

4. For the analysis of PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments:
   a. Net gain on disposal of an associated company amounting to approximately HK$59 million has been excluded in the 2005 results of the Food Processing and Distribution division.
   b. Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$432 million (2005: HK$508 million) have been excluded in the results of the Investment Property division.
   c. Net gain on disposal of an investment and net valuation surplus with an aggregate amount

		(Restated)
Equity attributable to shareholders of the Company	19,141	18,196
Minority interests	5,824	4,747
Total equity	24,965	22,943
Consolidated net borrowings	1,781	3,283
Gearing ratio[2]	7.1%	14.3%
Current ratio	1.08	1.12
Net assets per share:		
Book value	HK$8.12	HK$8.15

Notes:

1. Basic earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year.
2. Gearing ratio represents the ratio of consolidated net borrowings to total equity.
3. The Group has changed its accounting policy on jointly controlled entities to proportionate consolidation for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2005 comparative figures are restated accordingly. However, the change in accounting policy would not have any impact on the consolidated net assets as at 31 December 2005 and the consolidated net profit for the year ended 31 December 2005.

– Petroleum and Related Products Distribution	25,100	20,847	1,002	624	519	411
– Investment and Others	-	-	421	356	421	356
Subtotal	25,100	20,847	1,423	980	940	767
	65,867	54,118	2,957	2,408	2,026	1,608
Elimination of inter-segment transactions	(430)	(227)	-	-	-	-
Net corporate interest and expenses	-	-	(181)	(188)	(181)	(188)
Total	65,437	53,891	2,776	2,220	1,845	1,420

4. For the analysis of PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments:
   a. Net gain on disposal of an associated company amounting to approximately HK$59 million has been excluded in the 2005 results of the Food Processing and Distribution division.
   b. Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$432 million (2005: HK$508 million) have been excluded in the results of the Investment Property division.
   c. Net gain on disposal of an investment and net valuation surplus with an aggregate amount of HK$483 million (2005: HK$213 million) have been excluded in the results of the Petroleum and Related Products Distribution division.

CHAIRMAN'S STATEMENT

Final Results
With the flourishing economy in the Chinese Mainland and Hong Kong, reinforced by the Group's parallel efforts to expand core consumer businesses and realize the value of non-core assets, the Group reported another record year in 2006. Consolidated turnover for the year ended 31 December 2006 rose 21% over 2005 to a new high of HK$65,437 million. Profit attributable to shareholders was HK$2,776 million, a 25% increase from the previous year, the highest it has been since our listing. Earnings per share, on a weighted average basis, was HK$1.19 compared to HK$1.02 in 2005.

Excluding the after-tax effect of revaluation of investment properties and major disposals, which led to aggregate gains of HK$931 million in 2006 and HK$800 million in 2005, the Group's underlying consolidated profit attributable to the Company's shareholders would have increased by 30% for the year ended 31 December 2006. There was strong organic growth across most of our operations.

Dividends
The Board recommends a final dividend of HK$0.26 per share for 2006 (2005: HK$0.25 per share) payable on or about 15 June 2007 to shareholders whose names appear on the Register of Members of the Company on 28 May 2007. Together with the interim dividend of HK$0.14 per share and the special dividend of HK$1 per share paid in December 2006 in respect of the disposal of the Group's piped gas and chemical distribution businesses, the total distribution for 2006 will amount to HK$1.4 per share (2005: HK$0.38 per share). This represents a 268% increase over 2005.

Closure of Register
The Register of Members will be closed from 28 May 2007 to 31 May 2007, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 25 May 2007.

Strategy Implementation
Corporate strategy
With an objective of becoming the largest consumer company in China, the Group has been investing in the core consumer businesses to enhance market position, improve competitiveness and develop platform for future growth. For the year ended 31 December 2006, the Group incurred nearly HK$4 billion on capital expenditure, with a majority on beverage and retail businesses. Major acquisitions during the year included the five breweries in Fujian Province, Zhejiang Province, Anhui Province, Shanxi Province and the Inner Mongolia Autonomous Region. In addition, there were investments in the greenfield breweries under construction and existing breweries under renovation for capacity upgrade. The capital expenditure on our supermarket operation last year was mainly for new store opening and purchase of store properties. A total of 122 supermarket stores were opened and 25 supermarket stores were acquired during the year.

Concurrently, the Group has been divesting businesses or assets which are outside our core portfolio or which lacked critical mass. In 2006, our entire interests in piped gas and chemical distribution businesses in the Chinese Mainland were sold to China Resources (Holdings) Company Limited, the Company's immediate holding company, for HK$2,780 million. In view of our low gearing at the time of disposal, the Group returned over 80% of the proceeds to shareholders by way of a special dividend.

The Group is also making satisfactory progress in the implementation of our retail-led distribution strategy. The Group's food, beverage and textile operations have started to form part of the supply chain for our supermarket business. In particular, the food operation, which has a long history of supplying fresh meat, vegetables, rice and other food products to our supermarkets in Hong Kong, is currently one of their largest suppliers. Their cooperation has recently extended to Guangdong and Zhejiang provinces. SNOW, our national brand for beer, is also sold extensively in our mainland supermarkets. Our property division, which is very experienced in operating the Group's retail properties in Hong Kong, will develop shopping malls in the Chinese Mainland, with our supermarket stores as anchor tenants.

The Group has also been accelerating its investments in the Chinese Mainland. For the year under review, about 59.3% of turnover and 41.4% of profit before tax was from the mainland, compared with 55.9% and 40.6% respectively in the year ended 31 December 2005.

Business strategy
The mainland consumer market is highly fragmented with low efficiency while competition is focused on pricing. In addition, there is considerable dissimilarity in the economics, demographics and customer preference of each province and municipality. The Group will analyze in detail the targeted district before entry. Once decided to enter, it will adopt a district dominance strategy in expansion so that economies of scale can be achieved. Both acquisitive and organic growth will be pursued depending on the nature of the business and market opportunities. For acquisitions, the Group has a strong cost discipline while benefits against alternative options are always thoroughly reviewed. Apart from building scale, a culture on cost efficiency in daily operation, looking for concurrent cost control and productivity enhancement, has been promulgated internally to deliver shareholder value.

The Group puts heavy emphasis on branding strategy to differentiate itself from competitors. Our brewery operation has a national branding strategy for SNOW complemented by the district and local brands. SNOW targets the younger generation, and the brand has been associated with "life's progression". In 2006, the brand was marketed as "the official partner of beer-lovers 啤酒愛好者的正式合作伙伴" On the other hand, our supermarket operation is developing its image as a distinguished retailing chain via enhanced service and store format innovation. Its new format, "Olé", a high-end international food hall targeting upscale consumers, has positively received tremendous response in Shenzhen and Beijing. The "Ng Fung" brand of high quality fresh meat has been well established by our food business. It has recently launched more general food products under this brand which can be broadly classified into eight categories of rice, rice noodles, fruits, wine, eggs, frozen food, canned food and preserved meat.

Other business strategies have also been implemented at different levels. The hypermarket of our supermarket operation has adopted a trade up strategy by improving its merchandise mix and layout. More fashionable apparel products are introduced, and the proportion of self-operated counters is rising, especially in the fresh food and soft line sections. Our beverage business has been reforming its distribution channel to exercise better control over distributors and enhance supply chain efficiency. Our food distribution business is exploiting the mainland fresh meat market for growth with two projects in Shanghai and Shenzhen already in operation. Our textile business focuses on the niche products in production, including MAKO yarns, denim casual wears and nylon textured yarns. The proportion of high-end products has increased following its technology upgrade program.

Operating Environment
The mainland consumer market is undergoing rapid development but still very fragmented. Retail sales in the Chinese Mainland grew 13.7% to about RMB7,641 billion in 2006 with continuous market consolidation. According to the Ministry of Commerce, sales of the top 100 retailers increased by 25% to RMB855 billion and constituted approximately 11.2% of total retail sales.

Growth of the mainland brewery market accelerated last year with total production volume increased by an estimated 14.7%, compared to 10.4% in 2005, to 35.2 million kiloliters. In 2006, the Group's brewery operation enjoyed a market share of about 15% whereas the top three players accounted for approximately 38% of the market, compared with 36% in 2005 and 19% in 2000.

In 2006, the production of cotton yarns and fabrics in the Chinese Mainland increased by 22% and 20% over the previous year respectively. Our focus on technology upgrade and rationalizing products with the intention to produce more upmarket products remains unchanged. Quality high-end products are gradually replacing low-end mass products in our product mix. During this adjustment process, our yarns and fabrics production decreased by 1.8% and 6.9% respectively over 2005.

As disposable incomes rise and living standards improve, the proportion of household expenditure on food will increase. There has been a stable growth in the mainland pork industry, the major food of Chinese, with an increase of approximately 4% in consumption last year. Meat consumption per capita in China, however, is still low on international scale.

The Hong Kong economy further improved last year. Retail sales increased by 7.3% alongside rising domestic consumer confidence and buoyant tourism. Supermarket sales and department store sales increased by 4.2% and 8.1% respectively in 2006 over the previous year. For fresh meat consumption, imported and locally produced live pigs and cattle amounted to about 1,988,100 heads and 46,500 heads respectively in 2006. This represents a decline of 3% and 4% respectively when compared to 2005. Import of chilled pork from the Chinese Mainland was allowed in August 2006 but this marginally impacted on the fresh meat consumption.

Corporate Governance
The Board strongly believes in upholding the highest ethical standards in the course of conducting its business. It is well aware that corporate governance embodies a discipline that builds trust, in the absence of which the Group can hardly achieve economic success.

The Board recognizes that having acquired the listing status, the Group's shareholders and other stakeholders would understandably want to know its practices, systems, controls, standards and values. Transparency and information disclosure are central to well-informed investment decisions and minority shareholders; it follows that they are also the key components of the Group's corporate governance framework. Since November 2002, the Group has been producing quarterly financial and operational review on a voluntary basis. It is the first and also the only conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange made it a recommended best practice for main board listed issuers.

The Company's Corporate Governance Practice Manual has laid down the Board's objective to increase the proportion of Independent Non-Executive Directors to at least one-third over time. We are glad to see that this was fulfilled during the year under review. The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon joined the Board as Independent Non-Executive Directors in November last year; and after their appointment, the Board consists of six Independent Non-Executive Directors out of a total of 17 members.

The Group has a proven track record of enforcing good corporate governance practices. Its efforts to implement a sound and effective corporate governance framework have been well received by the investment community, and the following accolades attest to the recognition gained by the Group in 2006:

- it was ranked overall number one in the 2006 Euromoney "Best Corporate Governance" survey on global emerging markets;
- it was honored as an Awardee in the Board Category for "Listed Companies (SEHK – Hang Seng Index Constituents)" in the "Directors Of The Year Awards 2006" organized by the Hong Kong Institute of Directors;
- it was rated one of the companies with the best corporate governance in China and also one of the best managed companies in China by FinanceAsia;
- it was selected as one of the recipients of the "Recognition Awards 2006 – The Best of Asia" by Corporate Governance Asia; and
- it was named one of the outstanding enterprises among blue-chip companies in Hong Kong by the Economic Digest.

The standard of good corporate governance practices is always changing. In order to keep up with this dynamic environment, the Group will continue to monitor the adequacy of its existing practices.

Internal Control
The Board is responsible for the Group's system of internal control and its effectiveness to ensure the accomplishment of corporate goals, smooth running of the operations, assets and stakeholders' interest are

In view of the diversity of the Group's businesses, the issues of corporate social responsibility can be tackled from many angles. We will continuously explore new initiatives to fulfill our duty as a good corporate citizen.

Investor Relations
Our ultimate goal is to create a steady, long term growth in shareholder value. The Group has been encouraging a tripartite communication system among investors, senior management and operational management to reach high standards of corporate governance. Understanding the unique features and specific needs of a conglomerate enterprise of different businesses, we strive to go beyond merely improving investor relations, but also promoting effective communication among investment community, senior management and various business units.

The Group maintains an open dialogue with the investment community. Our practice for conducting a three-week global roadshow annually around April to visit institutional investors in Europe, the United States and Asia has highly been appreciated by the investment community. The focus in the 2006 global roadshow was on our supermarket and beverage operations and detailed analysis on our niche, strategies and the competitive environment was presented. Chief executives of the two operations also participated in the roadshow together with senior management from the headquarters. The Corporate Day held in July for analysts and fund managers was also well received. During the three-day tour, the syndicate visited our meat processing centre in Shanghai, supermarket and brewery operations in Zhejiang Province. In 2006, top management along with senior management of different business units met with about 630 analysts and fund managers in over 230 meetings including one-on-one meetings, site visits, luncheons as well as conferences arranged by financial institutions.

Share Performance
CRE's share price rose 61.4% to HK$22.35 in 2006, outperforming the Hang Seng Index by 20.2%. During the year, its daily closing share price hit a post-Asian financial crisis high of HK$23.70 on 13 December 2006. The lowest closing price was HK$13.80. CRE's market capitalization also grew 70.4% to HK$52,711 million in the year.

Dividend Payout Ratio
The Group has long had a goal of gradually improving its basic cash dividend payout ratio and has continuously delivered upon this goal. We plan to pay basic cash dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. In addition, special dividends would be considered for exceptional events, subject to the prevailing financial position, funding needs and market environment. In 2006, a special cash dividend of HK$1 per share was paid following the disposal of the Group's piped gas and chemical distribution businesses. Special dividends were also distributed in 2002 and 2003 during which the non-core assets in banking and building materials were divested.

Total Shareholder Return
With the gradual re-alignment of our business focus on the consumer sector, robust operating performance and rising corporate governance standard, CRE's shares achieved a total return for shareholders of 291.5% over the past five years, as measured by share price appreciation and reinvested dividend. This is considerably higher than that of the Hang Seng Index and the Hang Seng Commerce & Industry Index. For the year 2006, the total return for shareholders was 72.5%, compared to the average 39.0% of the Hang Seng Index and 53.1% of the Hang Seng Commerce & Industry Index.

Prospects
2006 was a remarkable year for our core consumer businesses. There was encouraging profit increase in our retail business led by our supermarket operation. With a 34% rise in beer sales volume to 5.3 million kiloliters, our beverage business became the largest brewer on the mainland. The tremendous growth of the national brand, SNOW, also reinforced its position as the country's largest beer brand. Underlying net profit growth of our food business was the strongest in recent years while its mainland meat processing projects progressed well. For our textile business, despite a profit decline amidst challenging operating environment, there was a strong demand for its high-end yarn products, MAKO, after technology upgrade and our future focus will be on producing niche products and product mix enhancements.

The mainland supermarket business is highly competitive as global players are increasingly attracted by China's robust private consumption growth and the liberalized retail market. Market consolidation will accelerate and the Group's supermarket operation needs to continually enhance its core competence and market niche. Future expansion will be very focused in terms of location and store format to establish dominance within the target district in the most efficient way. We will open mainly hypermarket and standard supermarket depending on the local demographics and economies. To improve shopping environment and alleviate the impact of rising retail rentals, we are leasing out some of the hypermarket space to complementary tenants. We are also buying some of the store properties on stringent requirements and have started to integrate the procurement and logistics networks in Eastern China.

Our beverage business will continue to spread its brewery network along the coastal line and Yangtze River into the neighboring areas. Although the start up cost is high for new districts, this is essential in order to develop an efficient national distribution network. At the same time, we aim to attain profitable expansion via operational improvements. A three-pronged approach will be adopted to grow production capacity through

implement a sound and effective corporate governance framework have been well received by the investment community, and the following accolades attest to the recognition gained by the Group in 2006:

- it was ranked overall number one in the 2006 Euromoney "Best Corporate Governance" survey on global emerging markets;
- it was honored as an Awardee in the Board Category for "Listed Companies (SEHK – Hang Seng Index Constituents)" in the "Directors Of The Year Awards 2006" organized by the Hong Kong Institute of Directors;
- it was rated one of the companies with the best corporate governance in China and also one of the best managed companies in China by FinanceAsia;
- it was selected as one of the recipients of the "Recognition Awards 2006 – The Best of Asia" by Corporate Governance Asia; and
- it was named one of the outstanding enterprises among blue-chip companies in Hong Kong by the Economic Digest.

The standard of good corporate governance practices is always changing. In order to keep up with this dynamic environment, the Group will continue to monitor the adequacy of its existing practices.

Internal Control

The Board is responsible for the Group's system of internal control and its effectiveness to ensure the accomplishment of corporate goals, smooth running of the operations, assets and stakeholders' interest are safeguarded as well as reliability of financial statements. The Group adopts the control framework consistent with the frameworks recommended by both the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the United States and the Hong Kong Institute of Certified Public Accountants as our standards in establishing control systems and the best practice among our group companies.

The Board conducts regular review of the Group's internal control system. For the year ended 31 December 2006, the Board has reviewed and is satisfied with the effectiveness of the Group's current internal control system in place. A detailed elaboration of the Group's internal control system is set out in full in the Corporate Governance Report of the Annual Report.

Social Responsibility

How corporations should deal with the ethical, environmental and social impacts of their business operations has drawn much attention from the public in recent years. Stakeholders, including not only shareholders but also customers, suppliers, employees and the society at large, increasingly expect the Group to conduct its business more responsibly and be more accountable to the environment and community. The Board is aware that the absence of appropriate responses to such expectation would hold back the Group's sustainable development.

Our guiding principles are to adopt open and transparent business practices that are based on ethical values and respect for the community, the environment, employees, shareholders and other stakeholders so as to deliver sustainable value, and to incorporate such values into our business decisions and processes.

Environmental protection is one of the focal areas that we address. The Group endeavors to conduct business in ways that protect and preserve the environment. There are policies to guide us in this regard, which stipulate that the Group should, among other things, evaluate the environmental and ecological impact from its operations, and assess the potential environmental risks before any proposed business acquisition should be proceeded. One of the examples of our corporate culture to protect and preserve natural resources is the pledge by our supermarket division in Hong Kong to reduce the distribution of plastic bags and the participation in the "No Plastic Bag Day" event. The result was encouraging. Also, our mainland supermarket division has been looking for ways to improve its energy system's efficiency. Initiatives included raising in-store air-conditioner temperature and installing energy saving lighting system. In addition, the Group promotes public awareness of the need to protect our environment. For the second consecutive year, our beverage operation launched the campaign called "The Great Expedition with SNOW (雪花啤酒·勇闖天涯)". The 2006 campaign produced a documentary program on adventures to trace the origin of the Yangtze River, with an aim to encourage the public to protect our water sources.

The Group also cares for the community and constantly works for the good of the underprivileged. During the year, our beverage division organized different activities the purpose of which was to provide financial assistance to poverty-stricken students in the Chinese Mainland, and at least 600 students benefited as a result. Our supermarket division helped raise money for charity through in-store donation collection boxes, and sponsored the establishment of the third primary school in the Chinese Mainland since 2004. Like the year before, Chinese Arts & Crafts put up an exquisite art item for auction and donated the entire proceeds to a charitable fund.

The Group's community involvement goes beyond donations to charitable organizations. Our supermarket division in Hong Kong obtained the Caring Company Logo Award from the Hong Kong Council of Social Service in February 2006. This logo was awarded to companies which satisfied the six criteria of the Caring Company Scheme and demonstrated good corporate citizenship.

The Group conducted a large-scale customer satisfaction survey on our businesses in both the Chinese Mainland and Hong Kong together with consultancy firms last year. This regular exercise enables us to identify our strengths and weaknesses in the marketplace, so as to improve our products and services from customer perspective. We respect the opinions of our customers and view their satisfaction as an attribute in fulfilling our social responsibility as well as a tool to enhance our competitive edge.

retail business led by our supermarket operation. With a 34% rise in beer s
kiloliters, our beverage business became the largest brewer on the mainland. T
national brand, SNOW, also reinforced its position as the country's largest beer
growth of our food business was the strongest in recent years while its mainland meat processing projects progressed well. For our textile business, despite a profit decline amidst challenging operating environment, there was a strong demand for its high-end yarn products, MAKO, after technology upgrade and our future focus will be on producing niche products and product mix enhancements.

The mainland supermarket business is highly competitive as global players are increasingly attracted by China's robust private consumption growth and the liberalized retail market. Market consolidation will accelerate and the Group's supermarket operation needs to continually enhance its core competence and market niche. Future expansion will be very focused in terms of location and store format to establish dominance within the target district in the most efficient way. We will open mainly hypermarket and standard supermarket depending on the local demographics and economies. To improve shopping environment and alleviate the impact of rising retail rentals, we are leasing out some of the hypermarket space to complementary tenants. We are also buying some of the store properties on stringent requirements and have started to integrate the procurement and logistics networks in Eastern China.

Our beverage business will continue to spread its brewery network along the coastal line and Yangtze River into the neighboring areas. Although the start up cost is high for new districts, this is essential in order to develop an efficient national distribution network. At the same time, we aim to attain profitable expansion via operational improvements. A three-pronged approach will be adopted to grow production capacity through acquisition, greenfield investment and capacity upgrade. The reduced reliance on acquisition is made possible with the rapid development of SNOW as a national brand. The popularity of SNOW is the result of our success in brand positioning, marketing strategies and market consolidation. We will step up our sales efforts for SNOW this year in the major cities including Beijing, Guangzhou and Shanghai as there is rising demand for quality beer.

Import of chilled pork from the Chinese Mainland was allowed in the second half of last year but there has been little impact on our food business, which imports livestock from the mainland. We have successfully developed "Ng Fung" brand as high quality fresh meat, creating a strong premium brand image amidst growing concerns over food safety. Supply of fresh pork from the local farms, the only other source of live pigs in Hong Kong, will be further reduced by the introduction of a pig farm license surrender scheme in middle 2006 to control Hong Kong's pollution problems. The shortfall will be satisfied by imports. Our mainland meat processing projects in Shenzhen and Shanghai are progressing well. We have developed a competent supply chain from pig sourcing, slaughtering, meat production to retailing in the two cities. Our experience and reputation put us in a favorable position to capture further investment opportunities in the mainland meat market.

Following a slack result last year, which was partly due to the restrictive quotas on mainland textile products, our textile business will concentrate on products with better competitiveness and margins. We have established our comparative advantage in higher end yarn and nylon products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export.

The economic environment of the markets we operate is positive. China's economy continued to churn ahead in 2006. To ensure balanced and sustainable economic development, the central government has set stable economic growth and low inflation targets for this year. It has made boosting domestic consumption a priority for driving economic growth and introduced measures to narrow the income gap. The recent measures to slow down the mainland economy are only specific to certain over-invested sectors. In Hong Kong, the economy is strong with falling unemployment rate, increased salaries, rising tourist arrivals and steadily improving property market.

Looking ahead into 2007 and beyond, our focus is on the execution of our plan to build the Group into the largest consumer company in China. Divestment of the non-core assets will also continue. After the sale of our piped gas and chemical distribution operations in the Chinese Mainland last year, a framework agreement has been signed recently relating the disposal of our petroleum distribution operation in Hong Kong, the only remaining business in our petroleum division. These parallel efforts have a common goal – to improve shareholder return. We are optimistic that the earnings gap created after the disposal of our non-core assets will be gradually filled by our core businesses and new contributions from re-investment of the disposal proceeds. As the mainland consumer market is huge and growing fast, we are excited about the opportunities in the years ahead and are confident in our ability to capitalize on them and deliver superior results to our shareholders.

Appreciation

We have considerably strengthened our Board in recent years to promote corporate governance practices. In late 2006, two Independent Non-Executive Directors joined our Board, namely The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon, whose knowledge and expertise will surely be invaluable to the Group. I would like to extend a warm welcome to Mr. Chan and Mr. Siu.

With a team approach in our operation, our success highly depends on the full dedication from our hardworking employees. Their innovation as well as commitment to excellence have helped us build a unique result-oriented culture, and I take this opportunity to thank them. I also wish to express my gratitude to our shareholders, customers, business partners and other stakeholders for their support of the Group.

Song Lin
Chairman

Hong Kong, 4 April 2007

File No.82-4177

2006 RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2006

	Notes	2006 HK$ million	2005 HK$ million (Restated)
Turnover		65,437	53,891
Cost of sales		(54,211)	(44,698)
Gross profit		11,226	9,193
Other income	5	1,933	1,673
Selling and distribution expenses		(6,772)	(5,452)
General and administrative expenses		(2,297)	(2,153)
Finance costs	6	(454)	(440)
Share of net results of associates		333	354
Profit before taxation		3,969	3,175
Taxation	7	(644)	(557)
Profit for the year	8	3,325	2,618
Attributable to:			
Shareholders of the Company		2,776	2,220
Minority interests		549	398
		3,325	2,618
Earnings per share	10		
Basic		HK$1.19	HK$1.02
Diluted		HK$1.17	HK$1.00

CONSOLIDATED BALANCE SHEET

At 31 December 2006

	Notes	2006 HK$ million	2005 HK$ million (Restated)
Non-current assets			
Fixed assets			
– Investment properties		5,899	5,402
– Interests in leasehold land held for own use under operating leases		1,950	2,060
– Other property, plant and equipment		15,191	13,974
Goodwill		3,481	3,084
Other intangible assets		113	630
Interests in associates		1,153	1,070
Available for sale investments		53	77
Prepayments		467	411
Deferred taxation assets		123	140
		28,430	26,848
Current assets			
Stocks		6,725	6,490
Trade and other receivables	11	5,366	5,616
Derivative financial instruments		163	70
Taxation recoverable		14	22
Cash and bank balances		7,056	6,926
		19,324	19,124
Current liabilities			
Trade and other payables	12	(12,554)	(11,550)
Derivative financial instruments		(167)	(85)
Short term loans		(4,997)	(5,169)
Taxation payable		(208)	(234)
		(17,926)	(17,038)
Net current assets		1,398	2,086
Total assets less current liabilities		29,828	28,934
Non-current liabilities			
Long term liabilities		(3,840)	(5,040)
Deferred taxation liabilities		(1,023)	(951)
		24,965	22,943
Capital and reserves			
Share capital		2,358	2,233
Reserves		16,783	15,963
Equity attributable to shareholders of the Company		19,141	18,196
Minority interests		5,824	4,747
Total equity		24,965	22,943

Notes:

1. **Basis of preparation**

The announcement has been presented in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

4. **Segment information**

Segment information is presented in respect of the Group's primary business segment and secondary geographical

		3,325	2,618
Earnings per share	10		
Basic		**HK$1.19**	HK$1.02
Diluted		**HK$1.17**	HK$1.00

Notes:

1. **Basis of preparation**

The announcement has been presented in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The financial statements for the year ended 31 December 2006 have been prepared in accordance with accounting principles generally accepted in Hong Kong.

2. **Principal Accounting Policies**

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 except for the adoption of the amendments and interpretation mentioned below and the change in accounting policy as set out in note 3.

Adoption of new and revised Accounting Standards and Interpretation

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") that are effective or available for early adoption for the financial year beginning 1 January 2006. In the current year, the Group has adopted the following amendments and interpretation, which are relevant to the Group's operations for the financial year ended 31 December 2006.

HKAS 39 (Amendment)	Cash Flow Hedges Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS Interpretation 4	Determining whether an Arrangement contains a Lease

The adoption of the above amendments and interpretation had no material effects on the Group's results and financial position and did not result in substantial changes to the Group's accounting policies. No prior year adjustment has been made.

Accounting Standards and Interpretations that are not yet effective

The Group has not early applied the following new standards, amendment and interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital Disclosure
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HKFRS Interpretation 7	Applying the Restatement Approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"
HKFRS Interpretation 8	Scope of HKFRS 2
HKFRS Interpretation 9	Reassessment of Embedded Derivatives
HKFRS Interpretation 10	Interim Financial Reporting and Impairment
HKFRS Interpretation 11	HKFRS 2 – Group and Treasury Share Transactions
HKFRS Interpretation 12	Service Concession Arrangements

3. **Change in Accounting Policy**

In prior years, interests in jointly controlled entities were accounted for using the equity method, which are stated on the consolidated balance sheet at the Group's share of net assets of the entities plus goodwill arising on acquisitions, less any identified impairment loss.

With effect from 1 January 2006, the Group adopts the proportionate consolidation method as set out in the HKAS 31 "Interests in Jointly Controlled Entities" for the recognition of interests in jointly controlled entities. The Directors of the Company consider that the use of proportionate consolidation method better reflects the substance and economic reality of the Group's interests in jointly controlled entities.

Under the proportionate consolidation method, the Group's share of assets, liabilities, income and expenses of jointly controlled entities is combined on a line-by-line basis with similar items in the Group's financial statements.

Although the change in accounting policy does not have any effect on the Group's net assets as at 31 December 2005 and the Group's consolidated profit attributable to shareholders for the year ended 31 December 2005, it would result in certain changes in individual line items of the consolidated accounts. The new accounting policy has been applied retrospectively and the comparatives have been restated accordingly.

Deferred taxation liabilities	[illegible]	[illegible]
Capital and reserves		
Share capital	2,358	2,233
Reserves	16,783	15,963
Equity attributable to shareholders of the Company	19,141	18,196
Minority interests	5,824	4,747
Total equity	24,965	22,943

4. **Segment information**

Segment information is presented in respect of the Group's primary business segment and secondary geographical segment in accordance with the Group's internal financial reporting.

Business segments

	Retail HK$ million	Beverage HK$ million	Food Processing and Distribution HK$ million	Textile HK$ million	Investment Property HK$ million	Petroleum and Related Products Distribution HK$ million	Investments and Others HK$ million	Elimination HK$ million	Total HK$ million
For the year ended 31 December 2006									
TURNOVER									
External sales	20,363	9,432	5,769	4,453	320	25,100	-	-	65,437
Inter-segment sales*	55	23	323	-	29	-	-	(430)	-
Total	20,418	9,455	6,092	4,453	349	25,100	-	(430)	65,437
Segment result	467	753	559	169	779	664	(1)		3,390
Unallocated corporate expenses									(90)
Interest income									273
Profit on disposal of subsidiaries/business									517
Finance costs									(454)
Share of net results of associates	-	-	1	(3)	-	-	335		333
Taxation									(644)
Profit for the year									3,325
As at 31 December 2006									
ASSETS									
Segment assets	12,207	13,703	3,999	4,703	6,752	3,779	55		45,198
Interests in associates	-	-	186	44	-	-	923		1,153
Deferred taxation assets									123
Taxation recoverable									14
Unallocated corporate assets									1,266
Consolidated total assets									47,754
LIABILITIES									
Segment liabilities	5,828	5,924	1,154	1,605	334	2,190	4		17,039
Taxation payable									208
Deferred taxation liabilities									1,023
Unallocated corporate liabilities									4,519
Consolidated total liabilities									22,789
OTHER INFORMATION									
Capital expenditure	1,214	1,744	148	452	165	216	1		3,940
Depreciation and amortisation	547	553	144	182	4	127	1		1,558
Impairment loss recognised	2	19	-	4	-	-	-		25

	Retail HK$ million	Beverage HK$ million	Food Processing and Distribution HK$ million	Textile HK$ million	Investment Property HK$ million	Petroleum and Related Products Distribution HK$ million	Investments and Others HK$ million	Elimination HK$ million	Total HK$ million (Restated)
For the year ended 31 December 2005 (Restated)									
TURNOVER									
External sales	16,111	6,846	5,522	4,291	274	20,847	-	-	53,891
Inter-segment sales*	91	9	102	-	25	-	-	(227)	-
Total	16,202	6,855	5,624	4,291	299	20,847	-	(227)	53,891
Segment result	348	535	502	175	796	813	(49)		3,120
Unallocated corporate expenses									(80)
Fair value gain on derivative financial instruments									48
Interest income									173
Finance costs									(440)
Share of net results of associates	-	-	19	-	-	(9)	344		354
Taxation									(557)
Profit for the year									2,618
As at 31 December 2005									
ASSETS									
Segment assets	10,466	9,982	3,730	4,462	6,165	7,658	291		42,754
Interests in associates	4	-	213	73	-	19	761		1,070
Deferred taxation assets									140
Taxation recoverable									22
Unallocated corporate assets									1,986
Consolidated total assets									45,972
LIABILITIES									
Segment liabilities	5,178	3,989	1,008	1,761	378	4,311	4		16,629
Taxation payable									234
Deferred taxation liabilities									951
Unallocated corporate liabilities									5,215
Consolidated total liabilities									23,029
OTHER INFORMATION									
Capital expenditure	1,142	657	234	220	355	252	1		2,861
Depreciation and amortisation	427	521	128	167	2	150	3		1,398
Impairment loss recognised	5	70	-	-	-	-	48		123

* *Inter-segment sales were charged at prevailing market rates.*

Geographical segments

	2006 Turnover HK$ million	2006 Segment assets HK$ million	2006 Additions to segment assets HK$ million	2005 (Restated) Turnover HK$ million	2005 (Restated) Segment assets HK$ million	2005 (Restated) Additions to segment assets HK$ million
Hong Kong	23,441	13,182	161	20,961	13,154	130
Chinese Mainland	38,786	29,888	3,676	30,140	27,707	2,623
Other Countries	3,210	2,128	103	2,790	1,893	108
	65,437	45,198	3,940	53,891	42,754	2,861

5. **Other Income**

	2006	2005

9. **Dividends**

	2006 HK$ million	2005 HK$ million
Additional final dividend paid for the previous year as a result of exercise of share options	1	10
2006 interim dividend paid of HK$0.14 (2005: HK$0.13) per ordinary share	328	288
2006 special interim dividend paid of HK$1 (2005: Nil) per ordinary share	2,356	-
2006 proposed final dividend of HK$0.26 (2005: HK$0.25) per ordinary share	616	580
	3,301	878

At the meeting held on 4 April 2007 the directors proposed final dividend of HK$0.26 (2005: HK$0.25) per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. The total dividends paid by the Company, including the final dividend for the year 2005, amounting to HK$3,265 million (2005: HK$640 million) are reflected in the current year financial statements.

10. **Earnings per share**

	2006 HK$ million	2005 HK$ million
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	2,776	2,220
Interest saving on exercise of convertible bonds	50	115
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	2,826	2,335

	2006	2005
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,325,474,383	2,183,572,648
Effect of dilutive potential ordinary shares:		
– Share options	36,205,744	42,752,535
– Convertible bonds	49,148,795	119,595,400
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,410,828,922	2,345,920,583

11. **Trade and other receivables**

	2006 HK$ million	2005 HK$ million (Restated)
Trade receivables	2,512	3,000
Other receivables, deposits and prepayments	2,817	2,570
Amounts due from fellow subsidiaries	12	18
Amounts due from associates	25	28
	5,366	5,616

The Group normally trades with its customers under the following credit terms:

a) cash upon delivery; and

b) open credit within 60 days

The following is the aging analysis of trade receivables at the balance sheet date:

	2006 HK$ million	2005 HK$ million (Restated)
0-30 days	1,874	2,335

OTHER INFORMATION

Capital expenditure	1,142	657	234	220	355	252	1		2,861
Depreciation and amortisation	427	521	128	167	2	150	3		1,398
Impairment loss recognised	5	70	–	–	–	–	48		123

* *Inter-segment sales were charged at prevailing market rates.*

Geographical segments

	2006			2005 (Restated)		
	Turnover HK$ million	Segment assets HK$ million	Additions to segment assets HK$ million	Turnover HK$ million	Segment assets HK$ million	Additions to segment assets HK$ million
Hong Kong	23,441	13,182	161	20,961	13,154	130
Chinese Mainland	38,786	29,888	3,676	30,140	27,707	2,623
Other Countries	3,210	2,128	103	2,790	1,893	108
	65,437	45,198	3,940	53,891	42,754	2,861

5. **Other income**

	2006 HK$ million	2005 HK$ million (Restated)
Other income includes the following:		
Dividends from unlisted available for sale investments	7	5
Interest income	273	173
Discount on acquisition recognised	–	46
Valuation gain on investment properties	528	489
Profit on disposal of subsidiaries/business	517	–
Profit on disposal of interests in associates	1	64
Profit on disposal of fixed assets	8	316
Profit on disposal of available for sales investments	–	94

6. **Finance costs**

	2006 HK$ million	2005 HK$ million (Restated)
Interest on finance leases	1	1
Interest on bank loans and other loans wholly repayable within five years	438	393
Interest on other loans not wholly repayable within five years	5	12
Financing charges	13	38
	457	444
Less: Amounts capitalised in cost of qualifying assets	(3)	(4)
	454	440

7. **Taxation**

	Current taxation HK$ million	Deferred taxation HK$ million	2006 Total HK$ million	2005 Total HK$ million (Restated)
Hong Kong	213	69	282	260
Chinese Mainland	338	22	360	295
Overseas	2	–	2	2
	553	91	644	557

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. **Profit for the year**

	2006 HK$ million	2005 HK$ million (Restated)
Profit for the year has been arrived at after charging:		
Depreciation		
– Owned assets	1,515	1,338
– Assets held under finance leases (included in general and administrative expenses)	12	4
Amortisation of intangible assets (included in general and administrative expenses)	31	56

	2006	2005
Trade receivables		
Other receivables, deposits and prepayments	2,817	2,570
Amounts due from fellow subsidiaries	12	18
Amounts due from associates	25	28
	5,366	5,616

The Group normally trades with its customers under the following credit terms:

a) cash upon delivery; and

b) open credit within 60 days

The following is the aging analysis of trade receivables at the balance sheet date:

	2006 HK$ million	2005 HK$ million (Restated)
0-30 days	1,874	2,335
31-60 days	357	338
61-90 days	120	164
> 90 days	161	163
	2,512	3,000

The fair value of the Group's trade and other receivables at balance sheet date was approximate to the corresponding carrying amount.

12. **Trade and other payables**

	2006 HK$ million	2005 HK$ million (Restated)
Trade payables	6,017	5,905
Other payables and accruals	6,430	5,516
Provisions	31	57
Amounts due to fellow subsidiaries	57	54
Amounts due to associates	19	18
	12,554	11,550

The following is an aging analysis of trade payables at the balance sheet date:

	2006 HK$ million	2005 HK$ million (Restated)
0-30 days	3,847	3,983
31-60 days	1,288	948
61-90 days	330	540
> 90 days	552	434
	6,017	5,905

The fair value of the Group's trade and other payables at balance sheet date was approximate to the corresponding carrying amount.

13. **Other Information**

The consolidated financial statements of the Company and its subsidiary companies for the year ended 31 December 2006 have been reviewed by the Audit Committee of the Company and audited by the Company's auditors, Deloitte Touche Tohmatsu. The unqualified auditors' report will be included in the Annual Report to shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

In 2006, the Group's retail division showed improved performance, underpinned by sustained organic growth in the supermarket operation and further boosted by China Resources Cikelong (Zhejiang) Supermarket Co., Ltd. ("Zhejiang Cikelong") 浙江華潤慈客隆超市有限公司 acquired in late 2005. Turnover and attributable profit amounted to HK$20,418 million and HK$217 million respectively, representing an increase of 26.0% and 102.8% over 2005.

At the same time, the economy of the Chinese Mainland sustained considerable growth. Foreign trade continued to grow fast with an increase in foreign direct investment. Improvement in job market has raised individual income levels in both the urban and suburban areas. Increasing domestic consumption drove up local consumer goods retail sales, and the Group's consumer businesses have thus benefited as a whole.

In Hong Kong, overall market sentiment remained positive due to buoyant export trade in 2006. The general increase in household income, continuous improvement in the local job market and steadily improving property market gave rise to a distinct pick up of local consumption expenditure. Market outlook of the local retail industry is encouraging with steady growth.

Supermarket and Logistics
Turnover of the supermarket and logistics operation for 2006 was HK$18,187 million, representing an increase of 28.7% over 2005. Attributable profit for 2006 amounted to HK$152 million, an increase of 1.8 times.

The division's regional development strategies delivered promising results in 2006. Through new store openings, acquisitions, line-up with franchised stores and continuous expansion in retail networks, the Group increased its market share in target regions. As at the end of December 2006, the Group altogether operated a total of approximately 2,100 stores in Hong Kong and the Chinese Mainland, of which approximately 48% were self-operated and the rest were franchised stores. Major store formats are hypermarkets, superstores, supermarkets and convenience stores. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 55.2%, 26.6%, 12.6% and 5.6% of the division's turnover for the year under review.

Turnover growth in 2006 was mainly driven by store openings as well as a remarkable same store growth. Overall same store growth for the year was 8.2%, in particular a 9.6% increase was achieved for the Chinese Mainland. The increase in payments from suppliers, which included incentives, store display and promotion income, further boosted the turnover growth and improved the overall operating results. The increasingly centralized purchase system from improved retail networks strengthened the bargaining power in negotiations with suppliers. In addition, optimization of operational logistics and rationalization of management structure helped improve efficiency and achieve cost effectiveness. Consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for 2006 amounted to HK$773 million, representing a 34.2% growth over that of 2005.

The Eastern and Central China operation recorded a satisfactory same store growth of 10.0%. Suguo succeeded in maintaining its market share and optimizing its distribution network through the adoption of a multi-format approach with mass coverage, active business promotion in the media as well as consolidation of franchised stores during the year, which have achieved a same store growth of 10.1%. However, Suguo's newly opened hypermarkets, a new store format adopted in 2005, still need adjustments to drive shoppers flow. To improve the profitability of new stores and non-performing stores, key processes and administration setups were modified and incentive schemes were refined. Zhejiang Cikelong, acquired in late 2005, reported satisfactory profit contribution for the year. To further enhance store clusters and market share in Zhejiang Province, the Group also started a joint venture with a local supermarket chain in Ningbo during the year.

In Southern China, store facelifts, better supply chain management and innovative marketing initiatives delivered satisfactory results. Same store growth of hypermarkets and superstores reached 11.2% and 13.4% respectively. Streamline and optimization of management structure also helped rationalize key processes and drive down cost. Whilst the performance of stores in Zhongshan and certain hypermarkets and supermarkets, which include the lifestyle store in Dongguan, were still slack for the year under review, the Group will concentrate its efforts in product mix enrichment as well as supply chain and store operation reinforcement to drive the overall profitability of the segment.

The 26.3% turnover increase in Northern China was mainly attributable to the acquisition of stores in Tianjin and new store openings. In spite of this, the operation recorded net loss for the year owing to head-on competition from foreign retail operators in same areas and withdrawal of certain in-store consignment counters. Certain redevelopment works in the areas also affected customer traffic. The Group is slowing its pace of expansion in the region, putting in more efforts to rationalize existing stores and its related supply chains, and adjusting the product mix to improve store profitability. Meanwhile, the Group has entered into an agreement in October 2006 to set up a distribution centre in Beijing for the integration of procurement and logistics network in Northern China.

The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality

For the year under review, the Group put in continuous efforts for product mix enrichment in most of the regions so as to cater for the lifting of consumer's taste. The slight increase in average selling price per kiloliter compensated for the increase in production cost; overall gross profit margin remained comparable. However, considerable investment was expended on building sales distribution channels and consumer popularity of the "SNOW" brand during preliminary market expansion in certain regions. As a result, the increase in average selling and distribution expenses per kiloliter offset the contribution of sales volume increment to profitability.

As at the end of 2006, the Group operated approximately 50 breweries in the Chinese Mainland with an annual production capacity of approximately 7.6 million kiloliters. The Group successfully completed several new acquisitions during the year. With a strategic move to reinforce the Group's market position and to supplement the operations in existing and target regions, the Group acquired an 85% interest in泉州清源啤酒有限公司 (Quanzhou Qingyuan Brewery Company Limited) and a 100% interest in 浙江銀燕啤酒有限公司 (Zhejiang Yinyan Brewery Company Limited), and the related brewing assets in 安徽淮北相王啤酒有限責任公司 (Anhui Huaibei Xiangwang Brewery Company Limited), 烏蘭浩特蒙原酒業有限責任公司 (Wulanhaote Mengyuan Brewery Company Limited) and 山西月山啤酒有限公司 (Shanxi Yueshan Brewery Company Limited). Additionally, the new brewery in Harbin, Heilongjiang, which is also for the production of the "SNOW" brand beer, commenced trial operation in January 2007. In the same month, the Group entered into an agreement to acquire the remaining 38% interest in the brewery companies in Sichuan and a 100% interest in a brewery company in the Guizhou Province of the Chinese Mainland through the acquisition of the entire interests in 藍劍（集團）有限責任公司 (Blue Sword (Group) Company Limited).

Production expansion is driven by market expansion. To consolidate its position as the largest beer producer in the Chinese Mainland in terms of sales volume, the Group has concrete plans to enlarge the production capacity of certain breweries that have currently reached maximum beer production capacity, in order to support the growth of our national brand "SNOW".

Moving forward, intensified competition in the China beer market is anticipated. To strengthen its competitive advantage, the Group will keep on putting emphasis on branded product mix enrichment, operational improvement for cost saving, continuous market integration and expansion to capitalize on the growing momentum in the beer consumption in the Chinese Mainland.

Food Processing and Distribution
The food processing and distribution division reported turnover and attributable profit for 2006 of HK$6,092 million and HK$435 million respectively, representing an increase of 8.3% and 5.1% over 2005. Excluding a HK$59 million gain on disposal of an associated company in 2005, attributable profit of the division for 2006 increased by 22.5%.

Foodstuff distribution operation reported a notable growth in profitability. In light of growing concerns over food safety and quality, together with determined efforts in distribution channel rationalization, the "Ng Fung" brand of high quality fresh meat continued to be highly appreciated. Ongoing enrichment in product mix, introduction of new products to meet customer demand trends, coupled with vigilant expansion of sales and distribution network for frozen meat and other assorted foodstuff distribution business also contributed to the business growth of the division.

Despite the record high fuel prices impacting on the profitability, the marine fishing and aquatic products processing operation reported satisfactory growth in turnover and attributable profit. For the year under review, sales volume rose by about 2% through effective branding and marketing in the overseas markets. Regular on-site monitoring of fishing fleet fuel utilization and cost saving measures were carried out to keep the production costs under control, leading to a substantial profitability improvement.

The Shenzhen operation reported a marked growth in profit contribution in 2006, which was mainly achieved through proactive expansion of fresh meat sales network and effective operating cost control initiatives in pig sourcing, slaughtering and fresh meat production. The encouraging performance of its meat processing division was attributable to the effective launch of promotional campaigns and enhancement in distribution network. Its brand "萃上萃" was recognized as the well-known brand in Shenzhen.

The Shanghai meat processing centre, which commenced operation at the end of 2005, has increased its slaughtering volume and reported profit contribution for the year under review. The effective launch of promotional activities has raised the popularity of its brand "五豐上食" in local market. Initial sales network was established in the Shanghai market with nearly 1,000 sales outlets, including group procurement customers and those in supermarkets and specialty shops. Stringent cost control initiative drove down costs in the course of procurement.

delivered satisfactory results. Same store growth of hypermarkets and superstores reached 11.2% and 13.4% respectively. Streamline and optimization of management structure also helped rationalize key processes and drive down cost. Whilst the performance of stores in Zhongshan and certain hypermarkets and supermarkets, which include the lifestyle store in Dongguan, were still slack for the year under review, the Group will concentrate its efforts in product mix enrichment as well as supply chain and store operation reinforcement to drive the overall profitability of the segment.

The 26.3% turnover increase in Northern China was mainly attributable to the acquisition of stores in Tianjin and new store openings. In spite of this, the operation recorded net loss for the year owing to head-on competition from foreign retail operators in same areas and withdrawal of certain in-store consignment counters. Certain redevelopment works in the areas also affected customer traffic. The Group is slowing its pace of expansion in the region, putting in more efforts to rationalize existing stores and its related supply chains, and adjusting the product mix to improve store profitability. Meanwhile, the Group has entered into an agreement in October 2006 to set up a distribution centre in Beijing for the integration of procurement and logistics network in Northern China.

The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, it is believed that the Hong Kong operation will benefit in medium to long term.

To cope with prevailing keen competition in the retail market, the Group will focus on new acquisitions and development of hypermarkets and superstores through new store openings and moving into second and third tier cities in order to raise market presence in the target regions.

Brand-fashion Distribution
The brand-fashion distribution segment reported turnover and attributable profit for 2006 of HK$1,553 million and HK$26 million respectively, representing an increase of 11.1% and 85.7% over 2005.

The "Esprit" brand delivered strong growth in turnover and attributable profit of 34.4% and 50.0% respectively for the year under review. The growth of retail and wholesale business was largely the result of existing stores facelifts, new store openings, active business promotion for higher brand recognition, together with enhanced product design. Self-operated stores recorded a same store growth of 19.7% while satisfactory sales growth of franchised stores also helped improve the performance of wholesale business. The distribution network of the "Esprit" brand as at the end of December 2006 comprised approximately 730 self-operated and franchised stores in the Chinese Mainland.

The continuous brand portfolio review since the last quarter of 2005 has shown effect; distribution of certain brands ceased upon expiry of the distribution contracts, while certain brands considered to have limited development potential have been pulled out. Clearance sales and successive store closures in 2006 impacted the overall profitability of the segment.

Other Retail Stores
Other retail stores segment reported turnover and attributable profit for 2006 of HK$678 million and HK$39 million, which remained relatively comparable to last year. The Group's chain of retail stores as at the end of December 2006 consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 37 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

Owing to an increase in turnover during the second half of the year largely from business promotion associated with re-opening of a relocated store at Pacific Place in June 2006 and another store in Central in August 2006, Chinese Arts & Crafts 中藝 reported improvement in profitability.

Ongoing product mix enrichment to capture increasing demand for health food and traditional Chinese medicine, amidst rising health awareness amongst local community, contributed to improved gross profit for CR Care 華潤堂 stores in 2006. However, cost pressure from increased store rentals resulting from tenancy renewal upon expiry or stores relocations have caused the operation to report a small loss for the year under review. Through enhancement of store layout, resources alignment and the development of its own branded products, improvement in overall profitability of CR Care 華潤堂 stores is anticipated.

Beverage
The beverage division reported turnover and attributable profit for 2006 of HK$9,455 million and HK$174 million respectively, representing a corresponding increase of 37.9% and 27.9% over 2005.

Sales volume of beer rose by 34.4% to approximately 5,305,000 kiloliters for 2006. In particular, our national brand "SNOW" achieved remarkable performance, with sales volume reaching 3,037,000 kiloliters, representing 57.2% of the total sales volume and an impressive growth of 91.9%. The increase in turnover and sales volume was mainly contributed by organic growth with a notable sales volume increase in Sichuan, Liaoning, Auhui, Heilongjiang/Jilin and Beijing/Tianjin regions. This was mainly attributable to the successful brand name integration through initiatives in the "SNOW" brand promotion and in market distribution. Market demand was further driven by the hotter than expected weather in typical peak season and the warmer weather in winter.

the business growth of the division.

Despite the record high fuel prices impacting on the profitability, the marine fishing and aquatic products processing operation reported satisfactory growth in turnover and attributable profit. For the year under review, sales volume rose by about 2% through effective branding and marketing in the overseas markets. Regular on-site monitoring of fishing fleet fuel utilization and cost saving measures were carried out to keep the production costs under control, leading to a substantial profitability improvement.

The Shenzhen operation reported a marked growth in profit contribution in 2006, which was mainly achieved through proactive expansion of fresh meat sales network and effective operating cost control initiatives in pig sourcing, slaughtering and fresh meat production. The encouraging performance of its meat processing division was attributable to the effective launch of promotional campaigns and enhancement in distribution network. Its brand "喜上喜" was recognized as the well-known brand in Shenzhen.

The Shanghai meat processing centre, which commenced operation at the end of 2005, has increased its slaughtering volume and reported profit contribution for the year under review. The effective launch of promotional activities has raised the popularity of its brand "五豐上食" in local market. Initial sales network was established in the Shanghai market with nearly 1,000 sales outlets, including group procurement customers and those in supermarkets and specialty shops. Stringent cost control initiative drove down costs in the course of procurement, production as well as selling and administration, which in turn increased profitability.

The Group's expertise in slaughtering techniques and management in Hong Kong will pose core competence in lifting the slaughtering quality and management level in light of hygiene awareness of both Shenzhen and Shanghai operations.

Textile
Turnover of the textile division for 2006 was HK$4,453 million, representing an increase of 3.8% over 2005. Attributable profit for 2006 amounted to HK$61 million, representing a decrease of 24.7% from 2005.

Turnover growth was mainly driven by a boost in export sales of high-end products, namely MAKO yarns and nylon HOY, and FDY yarns under robust market demand. Product mix enhancement, a result of technology upgrade, contributed to a 15.8% increase in average selling price of yarns. The more economic usage of cotton mix and the gradual shift in the use of imported cotton has reduced the raw material costs for production. However, a material worker's compensation incurred for workforce redundancies of two factories, the continuing underperformance of the dyeing business as well as the rising cost pressure from the increase in electricity price in July 2006, altogether lowered the profitability of the textile division for the year under review. The reduction of VAT refund on export of textile products from 13% to 11% effective in the last quarter of 2006 brought further cost pressure to the division and will pose a challenge to the profitability in the coming year.

Moving forward, in view of the continuous change in the trend of the textile market, our focus will be primarily on the production of high-end products. Scheduled technology upgrade of certain production facilities in 2007 will further improve the production efficiency and in turn will help drive the overall turnover and profitability of the division in the long run.

Investment Property
The property division, which comprises rental property segments of retail, office and industrial premises, reported turnover for 2006 of HK$349 million, representing an increase of 16.7% over 2005. Attributable profit for 2006 amounted to HK$647 million. Excluding net-of-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$432 million (2005: approximately HK$508 million), attributable profit of the division for 2006 increased by 18.1%.

Retail rentals during 2006 regained its momentum after a period of market consolidation in the second half of 2005. Against expected further economic growth and increasing consumption expenditure of the local households, retail sales are expected to benefit and provide further growth impetus to retail rentals.

Satisfactory rental increases were attained for both new and renewed tenancies. Capitalizing on the favorable retail market opportunities, the newly redeveloped multi-storey retail property on the Hennessy Road, Wanchai has been fully let out since September 2006 and made steady rental income contribution. This led to an overall increase in effective rent per square foot and satisfactory occupancy rates of the Group's retail properties portfolio.

The mall 江門新の城 at Jiangmen, with our supermarket as its anchor tenant, commenced operation in April 2006 with its latest occupancy rate having reached about 82%. Specific measures and events were launched to further drive up rentals and shoppers flow during the initial stage of the operation. The shopping mall at Xinhui is currently under renovation. Both malls, being the property division's initial market entries to the Chinese Mainland, will bring in new revenue streams as well as experience to capture further investment opportunities in the mainland market.

Petroleum and Related Products Distribution
Turnover and attributable profit of the petroleum and related products distribution division for 2006 amounted to HK$25,100 million and HK$1,002 million respectively, representing an increase of 20.4% and 60.6% over 2005. Excluding a gain from the disposal of the 100% equity interest in China Resources Petrochems Holdings Limited in 2006 and the gains from the disposal of certain non-core assets in 2005, attributable profits for 2006 increased by 25.0% over 2005.

Turnaround in profitability of filling stations operation in Hong Kong was primarily attributable to the reduced intermission of price-fixing mechanism effective from March 2006. Volatility in oil prices during the year under review had a slight impact on the gross margin of the petroleum distribution. The improved profit contribution from the piped gas and chemical operations in the Chinese Mainland also contributed to the increase in overall profitability.

Consistent with the Group's focus on the core consumer businesses, the Group disposed of its interests in the piped gas, chemicals distribution and other petroleum related businesses in the Chinese Mainland during the year. On 14 March 2007, the Group has entered into a framework agreement to dispose of its 100% equity interest in China Resources Petrochems Investments Limited, which is the holding company of all the Groups' petroleum distribution business in Hong Kong, including the wholesaling of petroleum products and the operation of petrol stations. The formal agreement is expected to be signed in mid April, 2007.

Investments and Others
Attributable profit for 2006 amounted to HK$421 million (2005: HK$356 million).

Container Terminal
The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance in 2006.

Financial Review
Capital and Funding
As at 31 December 2006, the Group's consolidated cash and cash equivalents amounted to HK$7,056 million. The Group's borrowings as at 31 December 2006 were HK$8,837 million with HK$4,997 million repayable within 1 year, HK$3,836 million repayable after 1 year but within 5 years and HK$4 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 December 2006 amounted to HK$1,300 million. All the borrowings were subject to floating rates. On 15 May 2006, a wholly-owned subsidiary of the Group, together with 16 other banks, signed a 5-year revolving credit/term syndicated loan facility of HK$3 billion, interest bearing at 0.28% p.a. over HIBOR. The proceeds are for general corporate funding and the refinancing of the redemption of US$230 million convertible guaranteed bonds upon maturity in May 2006.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 7.1% as at 31 December 2006 (31 December 2005: 14.3%). The decrease in net debt of the Group was mainly resulted from the cash inflow from operating activities particularly the beverage business and the consideration received from exercise of share options.

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 31 December 2006, 22.2% of the Group's cash deposit balances was held in Hong Kong dollars, 36.7% in Renminbi and 40.0% in US dollars; whereas 61.1% of the Group's borrowings was denominated in Hong Kong dollars and 26.2% in Renminbi with 12.6% in US dollars. Moreover, to mitigate foreign currency and interest rate exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

Pledge of Assets
As at 31 December 2006, assets with a carrying value of HK$153 million (31 December 2005: HK$228 million) were pledged for total borrowings of HK$214 million (31 December 2005: pledged for total borrowings of HK$248 million).

Contingent Liabilities
The Group did not have any material contingent liabilities as at 31 December 2006.

CORPORATE GOVERNANCE
It is the firm belief of the Company that a good and solid corporate governance framework is essential to the successful growth of the Company and the enhancement of shareholders' value. The Company is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasising a quality board, accountability to all stakeholders, open communication and fair disclosure.

The Company has adopted the Corporate Governance Practice Manual which incorporates almost all the Code Provisions and certain recommended best practices of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("CG Code").

Throughout the year ended 31 December 2006, the Company has complied with all the Code Provisions in the CG Code, with one deviation as summarized below. All Directors (including Executive and Non-Executive Directors) are not appointed for a fixed term. The Board does not believe in any arbitrary term of office and would like to retain sufficient flexibility to organise the composition of the Board to serve the needs of the Group. The Articles of Association of the Company require that all Directors are subject to re-election by shareholders of the Company at the annual general meeting following their appointment and at least every three years on a rotation basis. The Directors to retire shall be those who have been longest in office since their election. A retiring Director is eligible for re-election.

The Company has exceeded the requirements under the Listing Rules and the CG Code in various areas of its corporate governance practices. Since November 2002, to enable the shareholders to appraise the operations and performance of the Group, the Group has been releasing quarterly financial highlights and operating review. With the appointment of The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon as Independent Non-Executive Directors of the Company in November 2006, the Board currently comprises 17 Directors, of whom 6 are Independent Non-Executive Directors, thus achieving the Company's long term goal of maintaining the proportion of its Independent Non-Executive Directors to at least one third of the total members of the Board.

PURCHASE, SALES OR REDEMPTION OF LISTED SECURITIES
During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

EMPLOYEES
As at 31 December 2006, the Group, excluding its associated companies, has a staff size of around

File No. 82-4177

April, 2007.

Investments and Others
Attributable profit for 2006 amounted to HK$421 million (2005: HK$356 million).

Container Terminal
The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance in 2006.

Financial Review
Capital and Funding
As at 31 December 2006, the Group's consolidated cash and cash equivalents amounted to HK$7,056 million. The Group's borrowings as at 31 December 2006 were HK$8,837 million with HK$4,997 million repayable within 1 year, HK$3,836 million repayable after 1 year but within 5 years and HK$4 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 December 2006 amounted to HK$1,300 million. All the borrowings were subject to floating rates. On 15 May 2006, a wholly-owned subsidiary of the Group, together with 16 other banks, signed a 5-year revolving credit/term syndicated loan facility of HK$3 billion, interest bearing at 0.28% p.a. over HIBOR. The proceeds are for general corporate funding and the refinancing of the redemption of US$230 million convertible guaranteed bonds upon maturity in May 2006.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 7.1% as at 31 December 2006 (31 December 2005: 14.3%). The decrease in net debt of the Group was mainly resulted from the cash inflow from operating activities particularly the beverage business and the consideration received from exercise of share options.

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 31 December 2006, 22.2% of the Group's cash deposit balances was held in Hong Kong dollars, 36.7% in Renminbi and 40.0% in US dollars; whereas 61.1% of the Group's borrowings was denominated in Hong Kong dollars and 26.2% in Renminbi with 12.6% in US dollars. Moreover, to mitigate foreign currency and interest rate exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

Pledge of Assets
As at 31 December 2006, assets with a carrying value of HK$153 million (31 December 2005: HK$228 million) were pledged for total borrowings of HK$214 million (31 December 2005: pledged for total borrowings of HK$248 million).

Contingent Liabilities
The Group did not have any material contingent liabilities as at 31 December 2006.

CORPORATE GOVERNANCE

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the successful growth of the Company and the enhancement of shareholders' value. The Company is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasising a quality board, accountability to all stakeholders, open communication and fair disclosure.

The Company has adopted the Corporate Governance Practice Manual which incorporates almost all the Code Provisions and certain recommended best practices of the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("CG Code").

Throughout the year ended 31 December 2006, the Company has complied with all the Code Provisions in the CG Code, with one deviation as summarized below. All Directors (including Executive and Non-Executive Directors) are not appointed for a fixed term. The Board does not believe in any arbitrary term of office and would like to retain sufficient flexibility to organise the composition of the Board to serve the needs of the Group. The Articles of Association of the Company require that all Directors are subject to re-election by shareholders of the Company at the annual general meeting following their appointment and at least every three years on a rotation basis. The Directors to retire shall be those who have been longest in office since their election. A retiring Director is eligible for re-election.

The Company has exceeded the requirements under the Listing Rules and the CG Code in various areas of its corporate governance practices. Since November 2002, to enable the shareholders to appraise the operations and performance of the Group, the Group has been releasing quarterly financial highlights and operating review. With the appointment of The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon as Independent Non-Executive Directors of the Company in November 2006, the Board currently comprises 17 Directors, of whom 6 are Independent Non-Executive Directors, thus achieving the Company's long term goal of maintaining the proportion of its Independent Non-Executive Directors to at least one third of the total members of the Board.

PURCHASE, SALES OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

EMPLOYEES

As at 31 December 2006, the Group, excluding its associated companies, has a staff size of around 113,000, amongst which more than 93% were employed in the Chinese Mainland, whilst the rest were mainly in Hong Kong and overseas. Remuneration packages are assessed in accordance to the nature of jobs duties, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 4 April 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END